The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion dated August 3, 2015.

PRELIMINARY PRICING SUPPLEMENT No. T600 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-202913 and 333-180300-03 Dated August 3, 2015

Credit Suisse AG $• Trigger Performance Securities

Linked to the Performance of the Vanguard FTSE Emerging Markets ETF due August 31, 2020

Principal at Risk Securities

Investment Description

These Trigger Performance Securities (the “Securities”) are senior, unsecured obligations of Credit Suisse AG, acting through its London branch (“Credit Suisse” or the “Issuer”) linked to the performance of the Vanguard FTSE Emerging Markets ETF (the “Underlying”). The Securities will rank pari passu with all of our other senior unsecured obligations. If the Underlying Return is greater than zero, Credit Suisse will pay the Principal Amount at maturity plus a return equal to the product of (i) the Principal Amount multiplied by (ii) the Underlying Return multiplied by (iii) the Upside Participation Rate expected to be between 132% and 142% (the actual Upside Participation Rate will be determined on the Trade Date). If the Underlying Return is equal to or less than zero, Credit Suisse will either pay the full Principal Amount at maturity, or, if the Final Level is less than the Trigger Level, Credit Suisse will pay less than the full Principal Amount at maturity, if anything, resulting in a loss of principal that is proportionate to the full depreciation of the Underlying. In that case, you will lose a significant amount and possibly all of your investment. Investing in the Securities involves significant risks. You will not receive interest or dividend payments during the term of the Securities. You may lose some or all of your Principal Amount. The contingent repayment of principal applies only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the ability of Credit Suisse to pay its obligations as they become due. If Credit Suisse were to default on its obligations, you may not receive any amounts owed to you under the Securities.

Features	Key Dates*

❑    Participation in Positive Underlying Returns: If the Underlying Return is greater than zero, Credit Suisse will pay the Principal Amount at maturity plus a return equal to the Underlying Return multiplied by the Upside Participation Rate. If the Underlying Return is less than zero, investors may be exposed to the negative Underlying Return at maturity.

❑    Contingent Repayment of Principal at Maturity: If the Underlying Return is equal to or less than zero and the Final Level is not less than the Trigger Level, Credit Suisse will pay you the Principal Amount at maturity. However, if the Final Level is less than the Trigger Level, Credit Suisse will pay you less than your full Principal Amount, if anything, resulting in a loss of your principal that is proportionate to the full depreciation of the Underlying. The contingent repayment of principal applies only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the ability of Credit Suisse to pay its obligations as they become due.

	Trade Date* Settlement Date* Valuation Date** Maturity Date**	August 26, 2015 August 31, 2015 August 25, 2020 August 31, 2020
* Expected. ** Subject to postponement as set forth in the accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”

NOTICE TO INVESTORS: THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO PAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES AT MATURITY, AND THE SECURITIES CAN EXPOSE YOUR INVESTMENT TO THE FULL DEPRECIATION OF THE UNDERLYING. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF CREDIT SUISSE. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 5 AND UNDER “RISK FACTORS” BEGINNING ON PAGE PS-3 OF THE ACCOMPANYING PRODUCT SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE SECURITIES. THE SECURITIES WILL NOT BE LISTED ON ANY EXCHANGE.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

Security Offering

This pricing supplement relates to Securities linked to the performance of the Vanguard FTSE Emerging Markets ETF. The indicative Upside Participation Rate range for the Securities is listed below. The actual Upside Participation Rate, Initial Level and Trigger Level will be determined on the Trade Date. The Securities are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the performance of the Underlying. The Securities are offered at a minimum investment of 100 Securities at $10.00 per Security (representing a $1,000 investment), and integral multiples of $10.00 in excess thereof.

Underlying	Initial Level	Upside Participation Rate	Trigger Level	CUSIP	ISIN
Vanguard FTSE Emerging Markets ETF		132% to 142%	75% of the Initial Level	22548F497	US22548F4972

Credit Suisse currently estimates the value of each $10.00 principal amount of the Securities on the Trade Date will be between $9.30 and $9.60 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the Securities (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date. See “Key Risks” in this pricing supplement.

See “Additional Information about Credit Suisse and the Securities” on page 2. The Securities will have the terms set forth in the accompanying product supplement, prospectus supplement and prospectus and this pricing supplement.

The Securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Offering of Securities	Price to Public		Underwriting Discount and Commissions(1)		Proceeds to Credit Suisse AG
	Total	Per Security	Total	Per Security	Total	Per Security
Securities Linked to the Performance of the Vanguard FTSE Emerging Markets ETF due August 31, 2020	$•	$10.00	$•	$0.35	$•	$9.65

(1) UBS Financial Services Inc., which we refer to as UBS, will act as distributor for the Securities. The distributor will receive a fee from Credit Suisse or one of our affiliates of up to $0.35 per $10.00 principal amount of Securities. For more detailed information, please see “Supplemental Plan of Distribution” on the last page of this pricing supplement.

UBS Financial Services Inc.

Additional Information about Credit Suisse and the Securities

You should read this pricing supplement together with the underlying supplement dated May 4, 2015, the product supplement dated May 4, 2015, the prospectus supplement dated May 4, 2015 and the prospectus dated May 4, 2015, relating to our Medium-Term Notes of which these Securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Underlying supplement dated May 4, 2015: http://www.sec.gov/Archives/edgar/data/1053092/000095010315003505/dp55844_424b2-underlying.htm

♦	Product supplement No. I dated May 4, 2015: http://www.sec.gov/Archives/edgar/data/1053092/000095010315003534/dp55815_424b2-psno1.htm

♦	Prospectus supplement and Prospectus dated May 4, 2015:

http://www.sec.gov/Archives/edgar/data/1053092/000104746915004333/a2224570z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Credit Suisse.

The Securities are senior, unsecured obligations of Credit Suisse and will rank pari passu with all of our other senior unsecured obligations.

In the event the terms of the Securities described in this pricing supplement differs from, or is inconsistent with, the terms described in the underlying supplement, product supplement or prospectus supplement, the terms described in this pricing supplement will control.

This pricing supplement, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the Securities and the owner of any beneficial interest in the Securities, amend the Securities to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the product supplement and “Key Risks” in this pricing supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the Securities involve risks not associated with conventional debt Securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the Securities.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer on the date the Securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the Securities prior to their issuance. In the event of any changes to the terms of the Securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Investor Suitability

The Securities may be suitable for you if:

♦   You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦   You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may be exposed to the full depreciation of the Underlying.

♦   You are willing to forgo any dividends paid on the equity securities included in the Underlying.

♦   You are willing to hold the Securities to maturity as stated on the cover hereof, and accept that there may be little or no secondary market for the Securities.

♦   You believe the Underlying will appreciate over the term of the Securities and you would be willing to invest in the Securities if the Upside Participation Rate was set equal to the bottom of the range indicated on the cover hereof (the actual Upside Participation Rate will be set on the Trade Date).

♦   You can tolerate fluctuations of the price of the Securities prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Underlying.

♦   You do not seek current income from your investment.

♦   You seek an investment with exposure to companies in emerging markets.

♦   You are willing to assume the credit risk of Credit Suisse for all payments under the Securities, and understand that the payment of any amount due on the Securities is subject to the credit risk of Credit Suisse.

The Securities may not be suitable for you if:

♦   You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦   You seek an investment designed to provide a full return of principal at maturity.

♦   You cannot tolerate a loss of all or a substantial portion of your investment, and you are not willing to make an investment that may be exposed to the full depreciation of the Underlying.

♦   You prefer to receive the dividends paid on the equity securities included in the Underlying.

♦   You are unable or unwilling to hold the Securities to maturity as stated on the cover hereof, or you seek an investment for which there will be an active secondary market for the Securities.

♦   You believe that the Underlying will depreciate during the term of the Securities and is likely to close at or below the Trigger Level on the Valuation Date.

♦   You would not be willing to invest in the Securities if the Upside Participation Rate was set equal to the bottom of the range indicated on the cover hereof (the actual Upside Participation Rate will be set on the Trade Date).

♦   You prefer the lower risk, and, therefore, accept the potentially lower returns, of conventional debt securities with comparable maturities issued by Credit Suisse or another issuer with a similar credit rating.

♦   You seek current income from your investment.

♦   You do not seek an investment with exposure to companies in emerging markets.

♦   You are unwilling to assume the credit risk of Credit Suisse for all payments under the Securities.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review “Key Risks” beginning on page 5 of this pricing supplement for risks related to an investment in the Securities.

Indicative Terms	Investment Timeline

Issuer	Credit Suisse AG (“Credit Suisse”), acting through its London branch.
Principal Amount	$10.00 per Security
Term	Approximately 5 years. In the event that we make any change to the expected Trade Date and Settlement Date, the calculation agent may adjust the Valuation Date and Maturity Date to ensure that the stated term of the Securities remains the same.
Underlying	Vanguard FTSE Emerging Markets ETF
Trigger Level	75% of the Initial Level.
Upside Participation Rate	Expected to be between 132% and 142%. The actual Upside Participation Rate will be determined on the Trade Date.
Payment at Maturity (per Security)

If the Underlying Return is greater than zero, Credit Suisse will pay you a cash payment calculated as follows:

$10 + [$10 × (Underlying Return × Upside Participation Rate)]

If the Underlying Return is equal to or less than zero and the Final Level is equal to or greater than the Trigger Level, Credit Suisse will pay you a cash payment of:

$10

If the Final Level is less than the Trigger Level, Credit Suisse will pay you a cash payment calculated as follows:

$10 + ($10 × Underlying Return)

In this case, you could lose up to all of your Principal Amount in an amount proportionate to the negative Underlying Return.

Underlying Return	Final Level – Initial Level Initial Level
Initial Level	The Closing Level of the Underlying on the Trade Date.
Final Level	The Closing Level of the Underlying on the Valuation Date.
Valuation Date(1)	August 25, 2020
Maturity Date(1)	August 31, 2020
CUSIP / ISIN	22548F497 / US22548F4972

(1) Subject to the market disruption event provisions set forth in the accompanying product supplement under “Description of the Securities—Market disruption events.”

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE YOUR ENTIRE PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE ABILITY OF CREDIT SUISSE TO PAY ITS OBLIGATIONS AS THEY BECOME DUE. IF CREDIT SUISSE WERE TO DEFAULT ON ITS OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES.

Supplemental Terms of the Securities

For purposes of the Securities offered by this pricing supplement, all references to each of the following defined terms used in the accompanying product supplement will be deemed to refer to the corresponding defined term used in this pricing supplement, as set forth in the table below:

Product Supplement Defined Term	Pricing Supplement Defined Term
Knock-In Level	Trigger Level

Key Risks

An investment in the offering of the Securities involves significant risks. Investing in the Securities is not equivalent to investing in the Underlying. Some of the risks that apply to the Securities are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities in the “Risk Factors” section of the accompanying product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦	You may receive less than the principal amount at maturity — You may receive less at maturity than you originally invested in the Securities. If the Final Level is less than the Trigger Level, you will be fully exposed to any depreciation in the Underlying and will incur a loss proportionate to the Underlying Return. In this case, at maturity, the amount Credit Suisse will pay you will be less than the principal amount of the Securities and you could lose your entire investment. It is not possible to predict whether the Final Level will be less than the Trigger Level, and in that case, by how much the Final Level will decrease in comparison to the Initial Level. Any payment on the Securities is subject to our ability to pay our obligations as they become due.

♦	The Securities are subject to the credit risk of Credit Suisse — Investors are dependent on our ability to pay all amounts due on the Securities and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the Securities. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the Securities prior to maturity.

♦	The Securities do not pay interest — We will not pay interest on the Securities. You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the Payment at Maturity is based on the performance of the Underlying. Because the Payment at Maturity may be less than the amount originally invested in the Securities, the return on the Securities (the effective yield to maturity) may be negative. Even if it is positive, the return payable on each Security may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

♦	The stated payout from the Issuer applies only if you hold the Securities to maturity — The value of the Securities prior to maturity may be less than the initial investment amount and substantially different than the amount expected at maturity. If you are able to sell your Securities prior to maturity in the secondary market, your return may be less than the Underlying Return and you may receive less than your initial investment amount even if the level of the Underlying is greater than the Trigger Level at that time. The stated payout on the Securities, including the application of the Trigger Level and Upside Participation Rate, applies only if you hold the Securities to maturity.

♦	Risks associated with investments in securities linked to the performance of foreign equity securities — The equity securities included in the Underlying are issued by foreign companies and trade in foreign securities markets. Investments in securities linked to the value of foreign equity securities involve risks associated with the securities markets in those countries, including the risk of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

♦	There are risks associated with the Underlying — Although shares of the Underlying are listed for trading on the NYSE Arca, Inc. (“NYSE Arca”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Underlying or that there will be liquidity in the trading market. The Underlying is subject to management risk, which is the risk that the Underlying’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to the Underlying’s investment strategy or otherwise, the investment advisor for the Underlying may add, delete or substitute the components held by the Underlying. Any of these actions could affect the price of the shares of the Underlying and consequently the value of the Securities.

♦	The performance of the Underlying may not correlate to the performance of the tracked index — The Underlying will generally invest in all of the equity securities included in the FTSE Emerging Markets Index, the “Tracked Index” for the Underlying. There may, however, be instances where FTSE International Limited (“FTSE”), the Underlying’s investment advisor, may choose to overweight another stock in the Tracked Index, purchase securities not included in the Tracked Index that FTSE believes are appropriate to substitute for a security included in the Tracked Index or utilize various combinations of other available investment techniques. In addition, the performance of the Underlying will reflect additional transaction costs and fees that are not included in the calculation of the Tracked Index. Finally, because the shares of the Underlying are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Underlying may differ from the net asset value per share of the Underlying. For these reasons, the performance of the Underlying may not correlate with the performance of the Tracked Index. For additional information about the variation between the performance of the Underlying and the performance of the Tracked Index, see the information set forth under “The Vanguard FTSE Emerging Markets ETF” in this pricing supplement.

♦	The Underlying recently completed a transition to tracking a new underlying index and will soon transition to tracking another new underlying index — Prior to January 2013, the Underlying tracked the MSCI Emerging Markets Index. In January 2013, The Vanguard Group, Inc. announced that the Underlying would instead track the FTSE Emerging Index. The principal difference between the two indices is that the FTSE Emerging Index does not contain South Korean companies because those companies are included in FTSE’s various developed country indices. Beginning January 10,

2013 the Underlying ceased tracking the MSCI Emerging Markets Index and began temporarily tracking the FTSE Emerging Transition Index. The FTSE Emerging Transition Index was a “dynamic” index representing the components of the FTSE Emerging Index plus South Korean equity exposure. The FTSE Emerging Transition Index was designed to gradually reduce South Korean equity exposure by approximately 4% each week over a period of 25 weeks while proportionately adding exposure to stocks of companies located in other countries based on their weightings in the FTSE Emerging Index. On June 28, 2013, the Underlying ceased tracking the FTSE Emerging Transition Index and began tracking the FTSE Emerging Index. As a result of this transition, the Underlying will no longer seek to track, and therefore will not benefit from any potential future appreciation in, the South Korean equity markets.

Additionally, on June 2, 2015, The Vanguard Group, Inc. announced that the Underlying will soon transition to track a new underlying index. According to The Vanguard Group, Inc., the transition to the new underlying index will take place over a period of approximately 12 months starting in the third or fourth quarter of 2015, with the Underlying ceasing to track the FTSE Emerging Index and beginning to temporarily track the FTSE Emerging Markets All Cap China A Transition Index. By using this transition index, the Underlying will move gradually from tracking the FTSE Emerging Index to tracking the FTSE Emerging Markets All Cap China A Inclusion Index. As part of the transition, China A-shares and small capitalization companies will gradually increase in weight by an equal amount after the third Friday each month over the 12-month period, while the weights of the stocks already in the index will be proportionately reduced. The FTSE Emerging Markets All Cap China A Inclusion Index is a market-capitalization weighted index representing the performance of large-, mid- and small-capitalization stocks in emerging markets. The FTSE Emerging Markets All Cap China A Inclusion Index is comprised of approximately 3350 securities from 21 countries, and is part of the FTSE China A Inclusion Indexes. The principal differences between the FTSE Emerging Index and the FTSE Emerging Markets All Cap China A Inclusion Index are that the former represents the performance of large- and mid-capitalization companies in emerging markets, excluding China A-Shares, whereas the latter also represents the performance of small-capitalization companies in emerging markets and includes China A-Shares. As a result of this transition, the ETF will be exposed to risks associated with investing both in mainland China and in small-capitalization stocks.

When evaluating the historical performance of the Underlying contained in this pricing supplement, you should bear in mind that the underlying index tracked by the Underlying during the historical period differed in the ways described above from the underlying index that the Underlying will track going forward.

♦	The Securities will be subject to risks associated with small capitalization stocks — Some of the stocks that constitute the FTSE Emerging Markets All Cap China A Inclusion Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

♦	Emerging market risk — The Underlying and the Tracked Index are exposed to the political and economic risks of emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market nation. Political or economic instability could have an adverse effect on the performance of the Securities.

♦	Currency exchange risk — Because the prices of the equity securities included in the Underlying are converted into U.S. dollars for purposes of calculating the level of the Underlying, investors will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities included in the Underlying trade. Currency exchange rates may be highly volatile, particularly in relation to emerging or developing nations’ currencies and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes in currency exchange rates, including changes in liquidity and prices, can occur within very short periods of time. Currency exchange rate risks include, but are not limited to, convertibility risk, market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may adversely affect the values of the equity securities included in the Underlying, the level of the Underlying and the value of the Securities.

♦	The estimated value of the Securities on the Trade Date may be less than the Price to Public — The initial estimated value of your Securities on the Trade Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the Securities includes the agent’s discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the Securities and the cost of hedging our risks as issuer of the Securities through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the Securities. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the Securities (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Trade Date, we value the components of the Securities in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. Our option valuation models are proprietary. They take into account factors such as interest rates, volatility and time to maturity of the Securities, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar securities of other issuers.

♦	Effect of interest rate used in structuring the Securities — The internal funding rate we use in structuring notes such as these Securities is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Trade Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the Securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the Securities. We will also use our internal funding rate to determine the price of the Securities if we post a bid to repurchase your Securities in secondary market transactions. See “—Secondary Market Prices” below.

♦	Secondary market prices — If Credit Suisse (or an affiliate) bids for your Securities in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the Securities on the Trade Date. The estimated value of the Securities on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the Securities in the secondary market (if any exists) at any time. The secondary market price of your Securities at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your Securities could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the Securities and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Trade Date, the secondary market price of your Securities will be lower than the Price to Public because it will not include the agent’s discounts or commissions and hedging and other transaction costs. If you sell your Securities to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your Securities may be lower than the price at which we may repurchase the Securities from such dealer.

We (or an affiliate) may initially post a bid to repurchase the Securities from you at a price that will exceed the then-current estimated value of the Securities. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately 12 months.

The Securities are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your Securities to maturity.

♦	Credit Suisse is subject to Swiss regulation — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the Securities and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the Securities.

♦	Lack of liquidity — The Securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the Securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities when you wish to do so. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the Securities. If you have to sell your Securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

♦	Potential conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent, hedging our obligations under the Securities and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the Securities. Further, hedging activities may adversely affect any payment on or the value of the Securities. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the Securities, which creates an additional incentive to sell the Securities to you.

♦	Unpredictable economic and market factors will affect the value of the Securities — In addition to the level of the Underlying, the value of the Securities may be influenced by factors such as:

o	the expected and actual volatility of the Underlying;

o	the time to maturity of the Securities;

o	the dividend rate on the equity securities included in the Underlying;

o	interest and yield rates in the market generally;

o	investors’ expectations with respect to the rate of inflation;

o	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the equity securities included in the Underlying or markets generally and which may affect the level of the Underlying; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your Securities prior to maturity, and such price could be less than your initial investment and significantly different than the amount expected at maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

♦	No ownership rights relating to the Underlying — Your return on the Securities will not reflect the return you would realize if you actually owned shares of the Underlying or shares of the equity securities included in the Underlying. The return on your investment, which is based on the percentage change in the Underlying, is not the same as the total return you would receive based on the purchase of shares of the Underlying or shares of the equity securities included in the Underlying.

♦	No dividend payments or voting rights — As a holder of the Securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities included in the Underlying.

♦	Anti-dilution protection is limited — The calculation agent will make anti-dilution adjustments for certain events affecting the Underlying. However, an adjustment will not be required in response to all events that could affect the Underlying. If an event occurs that does not require the calculation agent to make an adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the securities may be materially and adversely affected. See “Description of the Securities—Adjustments for a reference fund” in the accompanying product supplement.

Hypothetical Examples of How the Securities Might Perform

The examples and table below illustrate Payments at Maturity for a hypothetical offering of the Securities under various scenarios, with the assumptions set forth below (the actual terms for the Securities offering will be determined on the Trade Date). Numbers in the examples and table below have been rounded for ease of analysis. You should not take these examples or the table below as an indication or assurance of the expected performance of the Underlying. You should consider carefully whether the Securities are suitable to your investment goals. Any payment on the Securities is subject to our ability to pay our obligations as they become due.

Principal Amount:	$10.00
Term:	Approximately 5 years
Trigger Level:	75% of the hypothetical Initial Level
Upside Participation Rate:	137% (the midpoint of the expected range of 132% to 142%)

Example 1— The level of the Underlying increases by 10% from the Initial Level to the Final Level. The Underlying Return is greater than zero, and the Payment at Maturity is calculated as follows:

Underlying Return = 10.00%

Payment at Maturity = $10 + [$10 × (10% × 137%)] = $11.37

Because the Underlying Return is equal to 10%, the Payment at Maturity is equal to $11.37 per $10.00 Principal Amount of Securities, resulting in a total return on the Securities of 13.70%.

Example 2— The level of the Underlying decreases by 20% from the Initial Level to the Final Level. The Underlying Return is negative, and the Payment at Maturity is calculated as follows:

Underlying Return = -20%

Payment at Maturity = $10.00

Because the Underlying Return is less than zero, but the Final Level is greater than the Trigger Level, Credit Suisse will pay you a Payment at Maturity equal to $10.00 per $10.00 Principal Amount of Securities, resulting in a zero percent return on the Securities.

Example 3— The level of the Underlying decreases by 60% from the Initial Level to the Final Level. The Underlying Return is negative, and the Payment at Maturity is calculated as follows:

Underlying Return = -60%

Payment at Maturity = $10 + ($10 × -60%) = $4.00

Because the Underlying Return is less than zero and the Final Level is less than the Trigger Level, the Securities will be fully exposed to any decline in the level of the Underlying as of the Valuation Date. Therefore, the Payment at Maturity is equal to $4.00 per $10.00 Principal Amount of Securities, resulting in a total loss on the Securities of 60%.

If the Final Level is less than the Trigger Level, the Securities will be fully exposed to any decline in the Underlying, and you will lose a significant portion or all of your Principal Amount at maturity.

Hypothetical Payment at Maturity for each $10.00 Principal Amount of Securities.

The table below illustrates, for a $10.00 investment in the Securities, hypothetical Payments at Maturity for a hypothetical range of Underlying Returns. The hypothetical Payments at Maturity set forth below are for illustrative purposes only. The actual Payment at Maturity applicable to a purchaser of the Securities will depend on the Final Level. You should consider carefully whether the Securities are suitable to your investment goals. Any payment on the Securities is subject to our ability to pay our obligations as they become due. The numbers appearing in the table below have been rounded for ease of analysis.

Underlying Return	Return on the Securities	Payment at Maturity per $10 Principal Amount
100.00%	137.00%	$23.70
90.00%	123.30%	$22.33
80.00%	109.60%	$20.96
70.00%	95.90%	$19.59
60.00%	82.20%	$18.22
50.00%	68.50%	$16.85
40.00%	54.80%	$15.48
30.00%	41.10%	$14.11
20.00%	27.40%	$12.74
10.00%	13.70%	$11.37
0.00%	0.00%	$10.00
−10.00%	0.00%	$10.00
−20.00%	0.00%	$10.00
−25.00%	0.00%	$10.00
−25.01%	−25.01%	$7.499
−30.00%	−30.00%	$7.00
−40.00%	−40.00%	$6.00
−50.00%	−50.00%	$5.00
−60.00%	−60.00%	$4.00
−70.00%	−70.00%	$3.00
−80.00%	−80.00%	$2.00
−90.00%	−90.00%	$1.00
−100.00%	−100.00%	$0.00

Material U.S. Federal Income Tax Considerations

The United States federal income tax consequences of your investment in the Securities are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Material United States Federal Income Tax Considerations” beginning on page PS-53 of the accompanying product supplement and to discuss the tax consequences of your particular situation with your tax advisor.

The following discussion summarizes material U.S. federal income tax consequences of owning and disposing of the securities that may be relevant to holders of the securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in securities or foreign currencies,

•	a person (including traders in securities) using a mark-to-market method of accounting,

•	a person who holds the securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of the ownership and disposition of the securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of the securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

Characterization of the Securities

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Thus, the characterization of the securities is not certain. Our special tax counsel, Orrick, Herrington & Sutcliffe LLP, has advised that the securities should be treated, for U.S. federal income tax purposes, as prepaid financial contracts, with respect to the Underlying that are eligible for open transaction treatment. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the securities, you agree to treat the securities for all tax purposes in accordance with such characterization. In light of the fact that we agree to treat the securities as prepaid financial contracts, the balance of this discussion assumes that the securities will be so treated.

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described below. For example, the IRS might assert that securities with a term of more than one year constitute debt instruments that are “contingent payment debt instruments” that are subject to special tax rules under the applicable Treasury regulations governing the recognition of income over the term of your securities. If the securities were to be treated as contingent payment debt instruments, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities (the comparable yield). The characterization of the securities as contingent payment debt instruments under these rules is likely to be adverse. However, if the securities had a term of one year or less, the rules for short-term debt obligations would apply rather than the rules for contingent payment debt instruments. Under Treasury regulations, a short-term debt obligation is treated as issued at a discount equal to the difference between all payments on the obligation and the obligation’s issue price. A cash method U.S. Holder that does not elect to accrue the discount in income currently should include the payments attributable to interest on the securities as income upon receipt. Under these rules, any contingent payment would be taxable upon receipt by a cash basis taxpayer as ordinary interest income. You should consult your tax advisor regarding the possible tax consequences of characterization of the securities as contingent payment debt instruments or short-term debt obligations. It is also possible that the IRS would seek to characterize your securities as options, and thus as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the securities would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax advisor regarding the tax consequences to you from the partnership’s purchase, ownership and disposition of the securities.

In accordance with the agreed-upon tax treatment described above (and subject to the discussion below under “Constructive Ownership Transaction Rules”), if the security provides for the payment of the redemption amount in cash based on the return of the Underlying, upon receipt of the redemption amount of the security from us, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the security at that time. For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at maturity. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss. If the security provides for the payment of the redemption amount in physical shares or units of the Underlying, the U.S. Holder should not recognize any gain or loss with respect to the security (other than with respect to cash received in lieu of fractional shares or units, as described below). A U.S. Holder will have a tax basis in all physical shares or units received (including for this purpose any fractional shares or units) equal to its tax basis in the security (generally its cost). A U.S. Holder’s holding period for any physical shares or units received will start on the day after the delivery of the physical shares or units. A U.S. Holder should generally recognize short-term capital gain or loss with respect to cash received in lieu of fractional shares or units in an amount equal to the difference between the amount of such cash received and the U.S. Holder’s basis in the fractional shares or units, which should be equal to the U.S. Holder’s basis in all of the physical shares or units (including the fractional shares or units), multiplied by a fraction, the numerator of which is the fractional shares or units and the denominator of which is all of the physical shares or units (including fractional shares or units).

Upon the sale or other taxable disposition of a security (and subject to the discussion below under “Constructive Ownership Transaction Rules”), a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the security (generally its cost). For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at the time of disposition. For securities with a term of one year or less, such gain or loss will be short-term capital gain or loss.

Constructive Ownership Transaction Rules

All or a portion of gain arising from certain “constructive ownership transactions” may be recharacterized as ordinary income, and certain interest charges may be imposed with respect to any such recharacterized income. These rules by their terms may apply to any gain derived from the securities if the securities reference an equity interest in a “pass-thru entity” within the meaning of Code section 1260, which includes shares in an exchange traded fund. If the term of the securities is one year or greater and the underlying includes an equity interest in an exchange traded fund, the IRS might assert that the constructive ownership transaction rules of Code section 1260 apply.

If the securities are treated as a constructive ownership transaction, any gain therefrom that otherwise would be long-term capital gain in excess of the “net underlying long-term capital gain” will be treated as ordinary income, and an interest charge will apply as if such income had accrued for tax purposes at a constant yield over the term of the securities. There is a presumption that all of the gain realized that otherwise would have been long-term capital gain is subject to recharacterization as ordinary income and an interest charge, unless the contrary is demonstrated by clear and convincing evidence. Accordingly, any gain a U.S. Holder realizes from the sale, exchange or redemption of its securities in excess of the amount of long-term capital gain that it can establish that it would have realized had it (1) invested in the underlying (rather than the securities) on the issue date of the securities, and (2) sold the underlying on the date of sale, exchange or redemption of the securities, could be recharacterized as ordinary income and subject to an interest charge, as described above.

Code section 1260 also provides that the U.S. Department of the Treasury is to issue regulations that would exclude from the scope of Code section 1260 certain forward contracts that do not convey “substantially all of the economic return” with respect to the applicable reference asset, which in the case of the securities would be all or a portion of the underlying. However, no such regulations have been issued despite the fact that Code section 1260 was enacted in 1999, and there can be no assurance that any regulations that may be issued would apply to securities that are issued before such regulations. Thus, although we believe that the securities should not be considered to convey substantially all the economic return with respect to the underlying, in the absence of regulations, there can be no assurance that the securities would not be so considered or that Code section 1260 would not otherwise apply to the securities.

You should consult with your tax advisor regarding the possible application of the constructive ownership transaction rules to the securities.

Medicare Tax

Certain U.S. Holders that are individuals, estates, and trusts must pay a 3.8% tax (the “Medicare Tax”) on the lesser of the U.S. person’s (1) “net investment income” or “undistributed net investment income” in the case of an estate or trust and (2) the excess of modified adjusted gross income over a certain specified threshold for the taxable year. “Net investment income” generally includes income from interest, dividends, and net gains from the disposition of property (such as the securities) unless such income or net gains are derived in the ordinary course of a trade or business (other than a trade or business that is a passive activity with respect to the taxpayer or a trade or business of trading in financial instruments or commodities). Net investment income may be reduced by allowable deductions properly allocable to such gross income or net gain. Any interest earned or deemed earned on the securities and any gain on sale or other taxable disposition of the securities will be subject to the Medicare Tax. If you are an individual, estate, or trust, you are urged to consult with your tax advisor regarding application of the Medicare Tax to your income and gains in respect of your investment in the securities.

Securities Held Through Foreign Entities

Under certain provisions of the “Hiring Incentives to Restore Employment Act,” generally referred to as “FATCA,” and recently finalized regulations, a 30% withholding tax is imposed on “withholdable payments” and certain “passthru payments” made to “foreign financial institutions” (as defined in the regulations or an applicable intergovernmental agreement) (and their more than 50% affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account. The term “withholdable payments” generally includes (1) payments of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, and (2) gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States. “Passthru payments” means any withholdable payment and any foreign passthru payment. To avoid becoming subject to the 30% withholding tax on payments to them, we and other foreign financial institutions may be required to report information to the IRS regarding the holders of the securities and, in the case of holders who (i) fail to provide the relevant information, (ii) are foreign financial institutions who have not agreed to comply with these information reporting requirements, or (iii) hold the securities directly or indirectly through such non-compliant foreign financial institutions, we may be required to withhold on a portion of payments under the securities. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial United States owners) to withhold tax at a rate of 30%. If payments on the securities are determined to be from sources within the United States, we will treat such payments as withholdable payments for these purposes.

Withholding under FATCA will apply to all withholdable payments and certain passthru payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law. Unless a foreign financial institution is the beneficial owner of a payment, it will be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a United States owned foreign entity and the identity of any substantial United States owners of such entity.

Pursuant to the recently finalized regulations described above and IRS Notice 2013-43, and subject to the exceptions described below, FATCA’s withholding regime generally will apply to (i) withholdable payments (other than gross proceeds of the type described above) made after June 30, 2014 (other than certain payments made with respect to a “preexisting obligation,” as defined in the regulations); (ii) payments of gross proceeds of the type described above with respect to a sale or disposition occurring after December 31, 2016; and (iii) foreign passthru payments made after the later of December 31, 2016, or the date that final regulations defining the term ”foreign passthru payment” are published. Notwithstanding the foregoing, the provisions of FATCA discussed above generally will not apply to (a) any obligation (other than an instrument that is treated as equity for U.S. tax purposes or that lacks a stated expiration or term) that is outstanding on July 1, 2014 (a “grandfathered obligation”); (b) any obligation that produces withholdable payments solely because the obligation is treated as giving rise to a dividend equivalent pursuant to Code section 871(m) and the regulations thereunder that is outstanding at any point prior to six months after the date on which obligations of its type are first treated as giving rise to dividend equivalents; and (c) any agreement requiring a secured party to make payments with respect to collateral securing one or more grandfathered obligations (even if the collateral is not itself a grandfathered obligation). Thus, if you hold your securities through a foreign financial institution or foreign entity, a portion of any of your payments may be subject to 30% withholding.

Non-U.S. Holders Generally

Except as provided under “Securities Held Through Foreign Entities” and “Substitute Dividend and Dividend Equivalent Payments,” payments made with respect to the securities to a holder of the securities that is not a U.S. Holder (a “Non-U.S. Holder”) and that has no connection with the United States other than holding its securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met. Any effectively connected gains described in clause (1) above realized by a Non-U.S. Holder that is, or is taxable as, a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

Substitute Dividend and Dividend Equivalent Payments

The Code and regulations thereunder treat a “dividend equivalent” payment as a dividend from sources within the United States. Unless reduced by an applicable tax treaty with the United States, such payments generally will be subject to U.S. withholding tax. A “dividend equivalent” payment is (i) a substitute dividend payment made pursuant to a securities lending or a sale-repurchase transaction that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, (ii) a payment made pursuant to a “specified notional principal contract” (a “specified NPC”) that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the IRS to be substantially similar to a payment described in the preceding clauses (i) and (ii). For payments made before January 1, 2016, the regulations provide that a specified NPC is any NPC if (a) in connection with entering into the contract, any long party to the contract transfers the underlying security to any short party to the contract, (b) in connection with the termination of the contract, any short party to the contract transfers the underlying security to any long party to the contract, (c) the underlying security is not readily tradable on an established securities market, or (d) in connection with entering into the contract, the underlying security is posted as collateral by any short party to the contract with any long party to the contract.

Proposed regulations provide that a dividend equivalent is (i) any payment of a substitute dividend made pursuant to a securities lending or sale-repurchase transaction that references the payment of a dividend from an underlying security, (ii) any payment made pursuant to a specified NPC that references the payment of a dividend from an underlying security, (iii) any payment made pursuant to a “specified equity-linked instrument” (a “specified ELI”) that references the payment of a dividend from an underlying security, or (iv) any other substantially similar payment. An underlying security is any interest in an entity taxable as a domestic corporation if a payment with respect to that interest could give rise to a U.S. source dividend. An ELI is a financial instrument (other than a securities lending or sale-repurchase transaction or an NPC) or combination of financial instruments that references one or more underlying securities to determine its value, including a futures contract, forward contract, option, debt instrument, or other contractual arrangement. For payments made after December 31, 2015, a specified NPC is any NPC that has a delta of 0.70 or greater with respect to an underlying security at the time of acquisition. For payments made after December 31, 2015, a specified ELI is any ELI issued on or after 90 days after the date the proposed regulations are finalized that has a delta of 0.70 or greater with respect to an underlying security at the time of acquisition. The delta of an NPC or ELI is the ratio of the change in the fair market value of the contract to the change in the fair market value of the property referenced by the contract. If an NPC or ELI references more than one underlying security, a separate delta must be determined with respect to each underlying security without taking into account any other underlying security or other property or liability. If an NPC (or ELI) references more than one underlying security, the NPC (or ELI) is a specified NPC (or specified ELI) only with respect to underlying securities for which the NPC (or ELI) has a delta of 0.70 or greater at the time that the long party acquires the NPC (or ELI). The proposed regulations provide an exception for qualified indices that satisfy certain criteria; however, it is not entirely clear how the proposed regulations will apply to securities that are linked to certain indices or baskets. The proposed regulations provide that a payment includes a dividend equivalent payment whether there is an explicit or implicit reference to a dividend with respect to the underlying security.

We will treat any portion of a payment or deemed payment on the securities (including, if appropriate, the payment of the purchase price) that is substantially similar to a dividend as a dividend equivalent payment, which will be subject to U.S. withholding tax unless reduced by an applicable tax treaty and a properly executed IRS Form W-8 (or other qualifying documentation) is provided. If withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld. The proposed regulations are extremely complex. Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them of these proposed regulations and whether payments or deemed payments on the securities constitute dividend equivalent payments.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

A security may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the security at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice and Proposed Legislation on Certain Financial Transactions

In Notice 2008-2, the IRS and the Treasury Department stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on (1) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (2) whether income and gain on such an instrument should be ordinary or capital, and (3) whether foreign holders should be subject to withholding tax on any deemed income accrual. Additionally, unofficial statements made by IRS officials have indicated that they will soon be addressing the treatment of prepaid forward contracts in proposed regulations.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof. Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income. It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax advisor regarding Notice 2008-2 and its possible impact on you.

Members of Congress have from time-to-time proposed legislation relating to financial instruments, including legislation that would require holders to annually mark to market affected financial instruments (potentially including the securities). These or other potential changes in law could adversely affect the tax treatment of the securities and may be applied with retroactive effect. You are urged to consult your tax advisor regarding how any such potential changes in law could affect you.

Information Reporting Regarding Specified Foreign Financial Assets

The Code and regulations thereunder generally require individual U.S. Holders (“specified individuals”) and “specified domestic entities” with an interest in any “specified foreign financial asset” to file an annual report on IRS Form 8938 with information relating to the asset, including the maximum value thereof, for any taxable year in which the aggregate value of all such assets is greater than $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year. Certain individuals are permitted to have an interest in a higher aggregate value of such assets before being required to file a report. Specified foreign financial assets include, with some limited exceptions, any financial account maintained at a foreign financial institution and any debt or equity interest in a foreign financial institution, including a financial institution organized under the laws of a U.S. possession, and any of the following that are held for investment and not held in an account maintained by a financial institution: (1) any stock or security issued by person other than a U.S. person (including a person organized in a U.S. possession), (2) any financial instrument or contract that has an issuer or counterparty that is other than a U.S. person (including a person organized in a U.S. possession), and (3) any interest in a foreign entity. Additionally, for tax years beginning after December 12, 2014, the regulations provide that specified foreign financial assets include certain retirement and pension accounts and non-retirement savings accounts.

Proposed regulations relating to specified domestic entities apply to taxable years beginning after December 31, 2011, but have not yet been adopted as final regulations. Under the proposed regulations, “specified domestic entities” are domestic entities that are formed or used for the purposes of holding, directly or indirectly, specified foreign financial assets. Generally, specified domestic entities are certain closely held corporations and partnerships that meet passive income or passive asset tests and, with certain exceptions, domestic trusts that have a specified individual as a current beneficiary and exceed the reporting threshold. Pursuant to an IRS Notice, reporting by domestic entities of interests in specified foreign financial assets will not be required before the date specified by final regulations, which will not be earlier than taxable years beginning after December 31, 2012.

Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an IRS Form 8938 under this provision if you are an individual U.S. Holder. Penalties apply to any failure to file IRS Form 8938. In the event a U.S. Holder (either a specified individual or specified domestic entity) does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date such information is filed. You should consult your tax advisor as to the possible application to you of this information reporting requirement and related statute of limitations tolling provision.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. You can claim a credit against your U.S. federal income tax liability for amounts withheld under the backup withholding rules, and amounts in excess of your liability are refundable if you provide the required information to the IRS in a timely fashion. A holder of the securities may also be subject to information reporting to the IRS with respect to certain amounts paid to such holder unless it (1) is a Non-U.S. Holder and provides a properly executed IRS Form W-8 (or other qualifying documentation) or (2) otherwise establishes a basis for exemption.

The Vanguard FTSE Emerging Markets ETF

The Vanguard FTSE Emerging Markets ETF (the “ETF”) is an exchange-traded fund that seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in certain emerging market countries. The ETF employs an indexing investment approach by investing substantially all of its assets (approximately 95%) in the common stocks included in the FTSE Emerging Index, while employing a form of sampling to reduce risk. As of June 30, 2015, the FTSE Emerging Index includes approximately 938 common stocks of companies located in emerging markets around the world. As of June 30, 2015, the largest markets covered in the FTSE Emerging Index were China, Taiwan, India and South Africa (which made up approximately 28.30%, 14.20%, 11.60% and 9.30%, respectively, of the FTSE Emerging Index’s market capitalization).

We have derived all information contained in this pricing supplement regarding the ETF from publicly available information. We have not independently verified such information. Such information reflects the policies of, and is subject to change by, The Vanguard Group, Inc.

Prior to January 2013, the ETF tracked the MSCI Emerging Markets Index. In January 2013, the ETF began to transition from tracking the MSCI Emerging Markets Index to tracking the FTSE Emerging Index.  In order to accomplish that transition, from January 10, 2013 to June 28, 2013 the ETF employed an indexing investment approach by investing substantially all of its assets (approximately 95%) in the common stocks included in the FTSE Emerging Transition Index.  The FTSE Emerging Transition Index differed from FTSE’s Emerging Index prior to March 18, 2013, in that it contained “P Chip” and South Korean companies, used actual free float in the calculation of the FTSE Emerging Index, and incorporated the indicative additions and deletions that were projected to be applied at the March 2013 index review.  A “P Chip” company is one that is controlled by mainland China individuals, with the establishment and origin of the company in mainland China.  The company must be incorporated outside of the People’s Republic of China and traded on the Stock Exchange of Hong Kong, with a majority of its revenue or assets derived from mainland China.

At the March 2013 FTSE Emerging Index review, the majority of these differences were removed, and the primary difference was that the FTSE Emerging Transition Index contained South Korean companies.  FTSE, the publisher of the FTSE Emerging Index and the FTSE Emerging Transition Index, classified South Korea as a Developed Market in September 2009 and since then it has not been a member of FTSE’s emerging indices.  As the MSCI Emerging Markets Index included South Korea in its portfolio, constituents of the FTSE Korea Index were initially included in the transition index universe and then over a 25-week time horizon weight of South Korea within the index was gradually reduced.  The FTSE Emerging Transition Index was a “dynamic” index that represented the components of the FTSE Emerging Index plus South Korean equity exposure.  The FTSE Emerging Transition Index was designed to gradually reduce South Korean equity exposure by approximately 4% each week over a period of 25 weeks while proportionately adding exposure to stocks of companies located in other countries based on their weightings in the FTSE Emerging Index. As of June 28, 2013, the ETF completed its transition and began tracking the performance of the FTSE Emerging Index.

Additionally, on June 2, 2015, The Vanguard Group, Inc. announced that the ETF will soon transition to track a new underlying index. According to The Vanguard Group, Inc., the transition to the new underlying index will take place over a period of approximately 12 months starting in the third or fourth quarter of 2015, with the ETF ceasing to track the FTSE Emerging Index and beginning to temporarily track the FTSE Emerging Markets All Cap China A Transition Index. By using this transition index, the ETF will gradually move from tracking the FTSE Emerging Index to tracking the FTSE Emerging Markets All Cap China A Inclusion Index. As part of the transition, China A-shares and small capitalization companies will gradually increase in weight by an equal amount after the third Friday of each month over the 12-month period, while the weights of the stocks already in the index will be proportionately reduced. The FTSE Emerging Markets All Cap China A Inclusion Index is a market-capitalization weighted index representing the performance of large-, mid- and small-capitalization stocks in emerging markets, with market-capitalization adjustments in the case of China A-Shares to take into account the quota amount allocated to foreign investors by the Chinese regulator. The FTSE Emerging Markets All Cap China A Inclusion Index is comprised of approximately 3350 securities from 22 countries (as of June 30, 2015), and is part of the FTSE China A Inclusion Indexes. The principal differences between the FTSE Emerging Index and the FTSE Emerging Markets All Cap China A Inclusion Index are that the former represents the performance of large- and mid-cap companies in emerging markets, excluding China A-Shares, whereas the latter also represents the performance of small-cap stocks in emerging markets and includes China A-Shares. As a result of this transition, the ETF will be exposed to risks associated with investing both in mainland China and in small-capitalization stocks. For more information on the FTSE Emerging Markets All Cap China A Inclusion Index, see “Description of the FTSE Emerging Markets Index” in this pricing supplement.

The ETF is one of the investment portfolios of The Vanguard Group, Inc., a registered investment company that consists of numerous separate mutual fund and other fund portfolios.  Information provided to or filed with the SEC by Vanguard pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-32548 and 811-05972, respectively, through the SEC’s website at.www.sec.gov.  In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.  We make no representation or warranty as to the accuracy or completeness of such information.  Neither the Issuer nor the agent has conducted independent due diligence regarding the information contained in publicly available sources regarding the Underlying.

Historical Information

The following graph sets forth the historical performance of the Underlying based on the closing levels of the Underlying from January 2, 2008 through July 30, 2015. The closing level of one share of the Vanguard FTSE Emerging Markets ETF on July 30, 2015 was $38.00. We obtained the historical information below from Bloomberg, without independent verification.

You should not take the historical levels of the Underlying as an indication of future performance of the Underlying or the Securities. Any historical trend in the level of the Underlying during any period set forth below is not an indication that the level of the Underlying is more or less likely to increase or decrease at any time over the term of the Securities.

For additional information about the Vanguard FTSE Emerging Markets ETF, see “The Vanguard FTSE Emerging Markets ETF” in this pricing supplement.

Description of the FTSE Emerging Index

We have derived all information contained in this pricing supplement regarding the FTSE Emerging Index including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. We have not independently verified such information. Such information reflects the policies of, and is subject to change by, FTSE International Limited.

The FTSE Emerging Index is a market-capitalization weighted index representing the performance of around 938 large- and mid-cap companies in 21 emerging markets (as of June 30, 2015), and is calculated, published and disseminated by FTSE International Limited (“FTSE”). FTSE Emerging Markets indices are part of the FTSE Global Equity Index Series (GEIS). The FTSE Global Equity Index Series (each index included in the GEIS, and for the purposes of this section, an “Index”) draws from a universe of over 7,400 securities in 47 different countries. It attempts to represent every equity and sector relevant to international investors’ needs and has a modular structure. The universe is divided into “Developed,” “Advanced Emerging” and “Secondary Emerging” segments, with indexes calculated at regional, national and sector level. The FTSE Emerging Index is the aggregate of the Advanced Emerging and Secondary Emerging markets.

On June 2, 2015, The Vanguard Group, Inc. announced that the ETF will soon transition away from the FTSE Emerging Index to track a new underlying index, the FTSE Emerging Markets All Cap China A Inclusion Index. According to The Vanguard Group, Inc., the transition to the new underlying index will take place over a period of approximately 12 months starting in the third or fourth quarter of 2015, with the ETF ceasing to track the FTSE Emerging Index and beginning to temporarily track the FTSE Emerging Markets All Cap China A Transition Index. See the discussion above for information about the differences between the FTSE Emerging Index, the FTSE Emerging Markets All Cap China A Transition Index and the FTSE Emerging Markets All Cap China A Inclusion Index.

Country Selection Criteria

The following criteria must be met before a country can be included:

•	Permission for direct equity investment by non-nationals

•	Availability of accurate and timely data

•	Non-existence of any significant exchange controls which would prevent the timely repatriation of capital or dividends

•	The demonstration of significant international investor interest in the local equity market

•	Existence of adequate liquidity in the market

A country’s classification as Developed, Advanced Emerging or Secondary Emerging is largely dependent on the following factors:

•	Wealth (Gross National Income per capita)

•	Total stock market capitalization

•	Breadth and depth of market

•	Any restrictions on foreign investment

•	Free flow of foreign exchange

•	Reliable and transparent price discovery

•	Efficient market infrastructure (trading, reporting and settlement systems, derivatives market, etc.)

•	Oversight by independent regulator

The FTSE Regional Committees will review the classification of countries between Developed, Advanced Emerging and Secondary Emerging on a regular basis. The FTSE Policy Group will publish a watch list of countries being monitored for promotion or demotion and will normally give notice of at least six months before changing the classification of any country.

New countries, which in the view of the FTSE Policy Group and FTSE Regional Committees comply with these rules, may be added at any time after a prior announcement. After such an announcement, new regional indices may be added at any time and new companies in the new countries will be reviewed in line with the relevant regional review and implemented. Once a country has met the criteria, it will be eligible for inclusion in the FTSE Global Equity Index Series. However, for the country index to be constructed and included in the FTSE Global Equity Index Series, it must have a minimum of 3 companies which pass all the eligibility criteria. An existing country index will remain in the FTSE Global Equity Index Series while any eligible constituents representing the country remain within the index. On the deletion of the last eligible constituent, the country will continue to be eligible, but the country index will be immediately removed from the FTSE Global Equity Index Series and will only be reconsidered for inclusion if it meets the minimum requirement of 3 eligible companies.

Determining Nationality

A company will be allocated to a single country. If a company is incorporated in one country and has its sole listing in the same country, FTSE will allocate the company to that country. In all other circumstances, FTSE will refer the company to the FTSE Nationality Committee who will decide the appropriate nationality for the company. The FTSE Nationality Committee will base its decision according to its assessment of various factors including, but not necessarily limited to, the following:

•	The investor protection regulations present in the country of incorporation;

•	The country in which the company is domiciled for tax purposes;

•	The location of its factors of production;

•	The location of its headquarters;

•	The location of company meetings;

•	The composition of its shareholder base;

•	The membership of its board of directors;

•	The currency denomination of the company’s shares; and

•	The perception of investors.

If a company is incorporated in a country, has a listing in that country and listings in other countries, the FTSE Nationality Committee will normally assign the company to the country of incorporation. If the company fails FTSE’s liquidity test in the country of incorporation, the FTSE Nationality Committee may assign the company to the country which exhibits the greatest liquidity. However, save for certain exceptions, a company incorporated in a country other than a developed country (as classified in the FTSE Global Equity Index Series) may not be assigned to a developed country. If a company is incorporated in a country, and is listed only in countries other than the country of incorporation, the FTSE Nationality Committee will normally allocate the company to the country with the greatest liquidity. If a company is incorporated in a country other than a developed country, has no listing in that country and is listed only in one or more developed countries, that company will only be eligible for FTSE Global Equity Index Series inclusion if the country of incorporation is internationally recognized as having a low taxation status that has been approved by the FTSE Nationality Committee. For companies incorporated in approved low taxation countries, the FTSE Nationality Committee will normally assign the company to the developed country with the greatest liquidity. The country allocation of any FTSE index constituents may be reassessed at any time at the FTSE Nationality Committee’s discretion.

Eligible Securities

Most equities are eligible for the Index. Ineligible securities include those whose business is that of holding equity and other investments which are assumed by the Industry Classification Board as Subsector equity investment instruments, non-equity investment instruments which are assumed by the Industry Classification Board as subsector non-equity investment instruments, those of Limited Liability Partnerships and Limited Liability Companies, where a unit comprises equity and non-equity, convertible preference shares and loan stocks until converted, and where a company does not list all its shares in an eligible class, or does not list an entire class, such unlisted shares (but they may be included in the Review Universe for the purpose of ranking companies by their full market capitalization).

Algorithm and Calculation Method

The FTSE Global Equity Index Series use actual closing mid-market or last trade prices, where available, for securities with local bourse quotations. Reuters real time exchange rates are used in the index calculations which are disseminated in real-time. Exchange rates used in the End of Day calculations are WM/Reuters Closing Spot Rates™, collected at 16:00 London time.

For the purposes of computing the FTSE Global Equity Index Series, the number of outstanding shares for each constituent security is expressed to the nearest share and, to prevent a large number of insignificant weighting changes, the number of outstanding shares for each constituent security is amended only when the total outstanding shares held within the index system changes by more than 1% on a cumulative basis. Changes will be made quarterly after the close of business on the third Friday of March, June, September and December. If a corporate action is applied to an index constituent which involves a change in the number of outstanding shares, the change in shares will be applied simultaneously with the corporate action. If accumulated changes in the number of outstanding shares add up to 10% or more, or when an accumulated share change represents USD 2 billion of a company’s total market capitalization, they are implemented between quarters. A minimum of 4 days’ notice will be given to users of the index. WM/Reuters Spot Rates will be used to convert the market capitalization into USD. The USD 2 billion threshold may be adjusted annually in December, by the FTSE Policy Group. If an adjustment is made, it will be applied for the first time at the next review in March of the following year.

The FTSE Global Equity Index Series is calculated using the chained Paasche methodology. The performance of the FTSE Global Equity Index Series on a given day is determined by calculating the percentage difference between:

•	the index’s market capitalization as at the close of that day; and

•	the market capitalization at the start of that day.

“Start of the day” is defined as the previous day's close adjusted for capital changes, investability weight changes, additions and deletions.

Adjustments are applied whenever capital changes take place, so that the performance of the FTSE Global Equity Index Series reflects the experience of investors. Eligible companies may be subject to adjustment for free float and multiple lines.

Free Float and Multiple Lines Adjustments

Free Float: The FTSE Global Equity Index Series are adjusted for free float and foreign ownership limits. Free float restrictions include:

•	Shares directly owned by State, Regional, Municipal and Local governments (excluding shares held by independently managed pension schemes for governments).

•	Shares held by Sovereign Wealth Funds where each holding is 10% or greater. If the holding subsequently decreases below 10%, the shares will remain restricted until the holding falls below 7%.

•	Shares held by directors, senior executives and managers of the company, and by their family and direct relations, and by companies with which they are affiliated.

•	Shares held within employee share plans.

•	Shares held by public companies or by non-listed subsidiaries of public companies.

•	Shares held by founders, promoters, former directors, founding venture capital and private equity firms, private companies and individuals (including employees) where the holding is 10% or greater. If the holding subsequently decreases below 10%, the shares will remain restricted until the holding falls below 7%.

•	All shares where the holder is subject to a lock-in clause (for the duration of that clause)*.

•	Shares held for publicly announced strategic reasons, including shares held by several holders acting in concert.

•	Shares that are subject to on-going contractual agreements (such as swaps) where they would ordinarily be treated as restricted.

* Free Float changes resulting from the expiry of a lock-in will be implemented at the next quarterly review subsequent to there being a minimum of 20 business days between the lock-in expiry date and the index review date.

Holdings that are not considered as restricted free float include portfolio holdings, nominee holdings, holdings by investment companies and ETFs. If in addition to the above restricted holdings, the company’s shareholders are subject to legal restrictions, including foreign ownership restrictions, that are more restrictive, the legal restriction will be considered a free float restriction.

Free float restrictions will be calculated using available published information. For Equity Shares of companies which have been admitted to the Index that have a free float greater than 5%, the actual free float will be rounded up to the next highest whole percentage number. Companies with a free float of 5% or below are not eligible for inclusion in the Index.

The FTSE Global Equity Index Series will be periodically reviewed for changes in free float.

If a corporate event includes a corporate action which affects the index, any change in free float will be implemented at the same time as the corporate action. If there is no corporate action, the change in free float will be applied as soon as possible after the corporate event.

Following the application of an initial free float restriction, a constituent’s free float will only be changed if its rounded free float moves to more than 3 percentage points above or below the existing rounded free float. Where a company’s actual free float moves to above 99%, it will not be subject to the 3 percentage points threshold and will be rounded to 100%. A constituent with a free float of 15% or below will not be subject to the 3 percentage points threshold.

Market Lines:

Where there are multiple lines of equity capital in a company, all are included and priced separately, provided that:

The secondary line’s full market capitalization (i.e. before the application of any investability weightings) is greater than 25% of the full market capitalization of the company’s principal line and the secondary line is eligible in its own right in all respects. Should the full market capitalization of a secondary line that is already a constituent of the FTSE All-World Index or the FTSE Global Small Cap Index fall below 20% of the full market capitalization of the company’s principal line at an annual review, the secondary line will be deleted from the FTSE All-World Index or the FTSE Global Small Cap Index unless its full market capitalization remains above the qualification level for continued inclusion as a constituent in the relevant regional index at that review.

All partly-paid classes of equity are priced on a fully-paid basis if the calls are fixed and are payable at known future dates. Those where future calls are uncertain in either respect are priced on a partly-paid basis.

Liquidity

Each security will be tested for liquidity by calculation of its median daily trading per month. The median trade is calculated by ranking each daily trade total and selecting the middle ranking day. Daily totals with zero trades are included in the ranking, therefore a security that fails to trade for more than half of the days in a month will have a zero median trade.

A non-constituent which does not turnover at least 0.05% of its outstanding shares (after the application of any free float weightings) based on its median daily trade per month for at least ten of the twelve months prior to a full market review will not be eligible for inclusion in the Index Series.

An existing constituent which does not turnover at least 0.04% of its outstanding shares (after the application of any free float weightings) based on its median daily trade per month for at least eight of the twelve months prior to a full market review will be removed.

New issues which do not have a twelve month trading record must have a minimum three month trading record when reviewed. They must turnover at least 0.05% of their outstanding shares (after the application of any free float weightings) based on their median daily trade per month in each month since their listing, unless added under fast entry rule provisions.

In the event that the a company fails the liquidly test based on its underlying shares, the Depositary Receipt (DR) may be considered for inclusion in the index if it passes the liquidity test in its own right and is traded on an exchange within the same regional time-zone to where the underlying shares are listed. Where a company has both DR and underlying shares listed, both lines will be tested separately for liquidity. The underlying share will be included as long as it passes the liquidity test in its own right. The DR will only be eligible for inclusion if the underlying share fails the liquidity test and the DR passes in its own right.

Where the DR has been included it will remain in the index until it either fails the liquidity test or the underlying share passes a future liquidity test with greater liquidity than the DR. In the event that the underlying share fails the liquidity test and the DR trades in a different time-zone, but passes the test in its own right, the underlying share will be included as long as the DR is fully fungible (i.e. the DR can be converted into underlying shares and the underlying shares can be converted into DRs).

At the sole discretion of a FTSE Regional Committee, the above percentage figures may be adjusted by up to 0.01% at a market review so that, in the Committee’s opinion, the index better reflects the liquid investable market of the region. This discretion may only be exercised across the whole of a region and may not be applied to individual securities or countries.

Periodic Review of Index Constituents

In order to determine which companies are included in the index, first the 100% regional universe is defined, and companies are valued by full market capitalization. Companies are then ranked by full market capitalization in descending order, and the top 98% of the regional universe is selected as the Index Universe. Investability weights are assigned to all companies in accordance with the free float rules, the multiple lines rule is applied and all secondary lines which fail are eliminated, and the liquidity rule is applied to all remaining eligible lines of stock. From there, each company is evaluated for inclusion in the Index:

For companies not currently in the FTSE All-World Index Series or the FTSE Global Small Cap Index Series:

•	Companies at or above 68% of the Index Universe by full market capitalization with a weight greater than 0.04% of the current respective regional All-World Index by full market capitalization, and with a weight greater than the inclusion percentage for the respective region by investable market capitalization, will be included in the Large Cap Index for the region under review.

•	Companies ranked below 68%, but within the top 86% of the Index Universe by full market capitalization with a weight greater than 0.04% of the current respective regional All-World Index by full market capitalization, and with a weight greater than the inclusion percentage levels for the respective region by investable market capitalization, will be included in the Mid Cap Index for the region under review.

•	Companies ranked below the top 86%, but within the top 98% of the Index Universe by full market capitalization or have a weight less than 0.04% of the current respective regional All-World Index by full market capitalization, and with a weight greater than the inclusion percentage levels for the respective region by investable market capitalization will be included in the Small Cap Index for the region under review.

For existing FTSE All-World Index Series or the FTSE Global Small Cap Index Series constituents:

•	Existing Large Cap constituents will remain in the Large Cap Index if they fall within the top 72% of the ranking described above. If they are ranked between 72% and 92% of the Index Universe they will move to the Mid Cap. If they are ranked below 92% of the Index Universe but within the top 101% of the Index Universe, they will move to the Small Cap. If they are ranked below 101% of the Index Universe by full market capitalization or have a weight less than the exclusion percentage levels for the respective region by investable market capitalization, they will be excluded from the index.

•	Existing Mid Cap constituents will move to the Large Cap if they fall within the top 68% of the ranking described above. If they are ranked between 68% and 92% of the Index Universe they will remain in the Mid Cap. If they are ranked below 92% of the Index Universe but within the top 101% of the Index Universe, they will move to the Small Cap. If they are ranked below 101% of the Index Universe by full market capitalization or have a weight less than the exclusion percentage levels for the respective region by investable market capitalization, they will be excluded from the index.

•	Existing Small Cap constituents will move to the Large Cap if they fall within the top 68% of the ranking described above. If they are ranked between 68% and 86% of the Index Universe by full market capitalization and have a weight greater than 0.04% of the current respective regional All-World Index by full market capitalization they will move to the Mid Cap. If they are ranked below 86% of the Index Universe or have a weight less than 0.04% of the current respective regional All-World Index by full market capitalization, but within the top 101% of the Index Universe, they will remain in the Small Cap. If they are ranked below 101% of the Index Universe by full market capitalization or have a weight less than the exclusion percentage levels for the respective region by investable market capitalization, they will be excluded from the index.

Inclusion and exclusion percentage levels by investable market capitalization for all the regions in the FTSE Global Equity Index Series to determine additions and deletions and other changes in the index are shown below. These percentages are based from the respective regional Small Cap Index. Companies will be tested as a whole by taking the aggregate of each eligible line.

Region	For Inclusion (New Stocks)	For Inclusion (Current Stocks)
Developed Europe North America	0.02%	0.005%
Asia Pacific ex Japan Japan	0.05%	0.01%
Latin America	0.50%	0.20%
Emerging Europe Middle East & Africa	1.00%	0.20%

In exceptional circumstances in which the relevant Regional Committee believes that strict adherence to the inclusion and exclusion levels would produce either excessive turnover at an index review, or an index that inaccurately represented different size segments, the Regional Committee has the power to vary the percentage levels. In this event, the chairman of the Regional committee will inform the Policy Group at its next meeting stating the reasons why the Regional Committee chose to exercise this discretion.

Fast Exit Rule

Existing constituents of all regions not undergoing a full review will be tested on a quarterly basis to identify any constituent meeting either of the following:

•	The constituent has fallen below 101% of the Index Universe by full market capitalization for two consecutive quarters. This level is set at the time of the last review of the relevant region and is index adjusted using data as at February 11, May 11, August 11 or November 11, as appropriate, to reflect the change in performance of the regional index since its previous review. The previous trading day’s data will be taken if any of the dates above are on a non-trading day.

•	The constituent is valued at less than the relevant exclusion percentage levels for the respective Small Cap Index by investable market capitalization for two consecutive quarters. This is assessed using data as at February 11, May 11, August 11 or November 11. The previous trading day data will be taken if any of the dates above are on a non-trading day.

Constituents whose market capitalization falls below either of the parameters will be considered to be ineligible and will be removed from the index. The deletion will be applied on the next trading day following the third Friday in March, June, September and December.

Changes to Constituent Companies

Under certain circumstances, companies can be added to the list of constituent stocks outside of a review when meeting certain market capitalization thresholds. Stocks can be deleted from the list of constituents if their market capitalization or weight falls below certain levels, there exists evidence of a change in circumstance regarding investability, or the constituent stock becomes delisted or becomes bankrupt, insolvent or is liquidated. Constituents can also be deleted under certain circumstances involving delisting, suspension, or relisting.

If an existing constituent is acquired for eligible shares (or a combination of eligible shares and cash) by another constituent in its own or another country, then the existing constituent is deleted on the effective date of the acquisition. The enlarged company remains a constituent of the same benchmarks within the FTSE Global Equity Index Series as the acquired company.

If an existing constituent is acquired for eligible shares (or a combination of eligible shares and cash) by a quoted non-constituent in the same country, then the purchasing company is added to the same benchmarks within the FTSE Global Equity Index Series as the acquired company on the effective date of the acquisition, if eligible in all other respects. The existing constituent is deleted on the same date.

If an existing constituent is acquired for eligible shares (or a combination of eligible shares and cash) by a quoted non-constituent in another country, the acquiring company will be included in its own country index on the effective date of acquisition, providing it is eligible in all other respects. The existing constituent will be deleted on the same date.

FTSE

FTSE is a company owned equally by the London Stock Exchange Plc (the “LSE”) and the Financial Times Limited (the “FT”), in association with the Institute and the Faculty of Actuaries. These securities are not in any way sponsored, endorsed, sold or promoted by FTSE or by LSE or by FT and neither FTSE or LSE or FT makes any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the FTSE Emerging Index and/or the figure at which the said Index stands at any particular time on any particular day or otherwise. The FTSE Emerging Index is compiled and calculated solely by FTSE. However, neither FTSE or LSE or FT shall be liable (whether in negligence or otherwise) to any person for any error in the FTSE Emerging Index and neither FTSE or LSE or FT shall be under any obligation to advise any person of any error therein.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the Securities may be used in connection with hedging our obligations under the Securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the Securities could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the Securities at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in the accompanying product supplement.

Supplemental Plan of Distribution

Under the terms of a distribution agreement with UBS Financial Services Inc., dated as of March 12, 2014, UBS Financial Services Inc. will act as distributor for the Securities. The distributor will receive a fee from Credit Suisse or one of our affiliates of up to $0.35 per $10.00 principal amount of Securities and will forgo fees for sales to fiduciary accounts. For additional information, see “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

We expect to deliver the Securities against payment for the Securities on the Settlement Date indicated herein, which may be a date that is greater or less than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the Securities more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.